Exhibit 99.2

March 13, 2025

Boards of Directors

Lake Shore, MHC

Lake Shore Bancorp, Inc.

Lake Shore Savings Bank

31 East Fourth Street

Dunkirk, New York 14048

Re:	Plan of Conversion and Reorganization

Lake Shore, MHC

Lake Shore Bancorp, Inc.

Lake Shore Savings Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) approved by the Boards of Directors of Lake Shore, MHC (the “MHC”), Lake Shore Bancorp, Inc., a federally chartered corporation, and Lake Shore Savings Bank. The Plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, a new Maryland stock holding company named Lake Shore Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of Lake Shore Savings Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) Tax-Qualified Plans including Lake Shore Savings Bank’s employee stock ownership plan (the “ESOP”); (3) Supplemental Eligible Account Holders; and (4) Other Members. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community or syndicated community offerings but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1) the subscription rights will have no ascertainable market value; and

(2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP Financial, LC.

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